Exhibit 99.1

Foresight: Eye-Net and a Top Multinational European Cellular Provider to Conduct Technological Demonstrations Over 5G Network

The cellular provider will conduct the technological demonstrations in front of several commercial partners and different business units within its organization

Ness Ziona, Israel – February 8, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., will conduct technological demonstrations over the 5G cellular network in collaboration with the innovation labs of a top multinational European cellular provider to test its Eye-Net™ Protect cellular-based vehicle-to-everything (V2X) accident prevention solution. The cellular provider will conduct the technological demonstrations in front of different business units within its organization as well as several commercial partners. The demonstrations will be used to test the software development kit (SDK) configuration and performance of the Eye-Net solution in controlled environment scenarios. Successful demonstrations of Eye-Net Protect’s V2X capabilities may lead to a pilot project with the cellular provider.

The Eye-Net Protect cellular-based V2X solution is designed to protect the most vulnerable road users in real time—including pedestrians, cyclists, scooter drivers and car drivers—by providing collision alerts when the road users have no direct line of sight. Eye-Net Protect is agnostic to cellular infrastructure and seamlessly adapts to the cellular network generation.

“Conducting technological demonstrations in collaboration with a leading European cellular provider marks a vote of confidence in Eye-Net’s innovative technology and potential. The technological demonstrations will run on the cellular provider’s 5G network, which is expected to enable enhanced performance, serving as a use case for a massive IoT application,” said Dror Elbaz, COO & Deputy CEO of Eye-Net Mobile. “Eye-Net Protect provides real-time pre-collision alerts to all road users. A future partnership with a leading multinational cellular service provider may allow widespread deployment of Eye-Net Protect and may increase the chances of preventing accidents and saving lives.”

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses conducting technological demonstrations in collaboration with the innovation labs of a top multinational European cellular provider, that successful demonstrations may lead to a pilot project with the cellular provider, and that a future partnership with a leading multinational cellular service provider may allow widespread deployment of Eye-Net Protect and may increase the chances of preventing accidents and saving lives. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654